January 12, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Brad Skinner
Senior Assistant Chief Accountant

Re:	Silver Standard Resources Inc.
Form 20-F/A for Fiscal Year Ended December 31, 2008
Filed initially on March 31, 2009 and Amended on August 10, 2009
File No. 000-26424

Dear Mr. Skinner,

We hereby acknowledge receipt of the comment letter dated December 28, 2009 (the “Comment Letter”) from the staff of the Securities and Exchange Commission concerning the above captioned Annual Report on Form 20-F/A for the fiscal year ended December 31, 2008 (the “20-F”).

We submit this letter to advise that we are in the process of responding to the Comment Letter, but we are not able to respond by the date requested in the Comment Letter. We expect to provide our formal response on or before Friday, January 22, 2010.

Yours very truly,

/s/ Tom S.Q. Yip

Tom S.Q. Yip

Chief Financial Officer

Silver Standard Resources, Inc.